
07000603

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Westrock Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

764 Chestnut Ridge Rd.
(No. and Street)

Chestnut Ridge (City) NY (State) 10977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rabindra Bhattacharya (845) 371-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED FEB 2 0 2007 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rabindra Bhattacharya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westrock Capital Management, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director.

Title

Notary Public

GEETHA JAYARAM
No. 01JA6102614
Notary Public, State of New York
Qualified in Rockland County
My Commission ends 12/8/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTROCK CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 0 2007
WASH., D.C.
185
SECTION

WESTROCK CAPITAL MANAGEMENT, INC.
TABLE OF CONTENTS
DECEMBER 31, 2006

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Westrock Capital Management, Inc.

We have audited the accompanying statement of financial condition of Westrock Capital Management, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westrock Capital Management, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi & Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 1, 2007

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 71,896
Due from clearing broker	26,382
Securities owned at fair market value	451,239
Deposit held by broker	50,000
Other assets	10,920
Capitalized assets, net of accumulated depreciation and amortization of $98,289	97,462
Total Assets	$ 707,899

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and accounts payable	$ 12,519
Due to Broker	270,638
Due to Stockholders	27,700
Total Liabilities	$ 310,857
Stockholders' Equity	
Capital stock - No par value, $250 stated value	
Authorized - 1,000 shares	
Issued and outstanding - 40 shares	10,000
Additional paid-in capital	146,976
Retained Earnings	240,066
Total Stockholders' Equity	$ 397,042
Total Liabilities and Stockholders' Equity	$ 707,899

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions and fees	$ 334,680
Interest and dividends	23,398
Trading income (loss) on firm securities	47,470
Total Revenues	405,548
Expenses:	
Clearing and regulatory charges	117,104
Payroll and related expenses	79,126
Office and other expenses	147,083
Total Expenses	343,313
Net Income	$ 62,235

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Stock At Stated Value	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2006	$10,000	$146,976	$189,411	$346,387
Capital contributions	-	-	-	-
Capital withdrawals	-	-	(11,580)	(11,580)
Net Income	-	-	62,235	62,235
Balance, December 31, 2006	$10,000	$146,976	$240,066	$397,042

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 62,235
Adjustments to Net Income:	
Depreciation and amortization	8,306
Changes in assets and liabilities:	
Due from broker	768
Other assets	(9,273)
Investments at fair market value	(164,407)
Accrued expenses and accounts payable	(537)
Due to broker	113,293
Total Adjustments	(51,850)
Net Cash Provided by Operating Activities	10,385
Cash Flows From Investing Activities:	
Cash paid for equipment and furniture	(398)
Cash Flows From Financing Activities:	
Capital withdrawals paid	(11,580)
Payments on due to stockholders	1,640
Principal payments on line of credit	(1,785)
Net Cash (Used) by Operating Activities	(11,725)
Net change in cash and cash equivalents	(1,738)
Cash and cash equivalents at December 31, 2005	$ 73,634
Cash and cash equivalents at December 31, 2006	$ 71,896
Supplemental Cash Flows Information:	
Interest paid	$ 23,298

The accompanying notes are an integral part of these financial statements.

WESTROCK CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Organization and Nature of Business:

Westrock Capital Management, Inc. (the Company), an S Corporation, was incorporated in the State of New York on July 1, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

Note 2 - Summary of Significant Accounting Policies:

(a) Securities transactions, commissions and related clearing expenses are recorded in the accounts on a trade date basis.

(b) For purposes of the statement of cash flows the Company considers all highly liquid debt instruments with maturity of three months or less to be a cash equivalent.

(c) The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) Capitalized assets are recorded at cost and depreciated over their estimated useful lives using accelerated methods.

(e) Securities owned are carried at fair value based on quoted market prices. Dividends and interest are recorded on the accrual basis. Securities transactions are recorded on a trade date basis.

Note 3 - Capitalized Assets:

A schedule of this account is as follows:

Furniture and equipment	$ 84,399
Leasehold improvements	111,352
	195,751
Less: accumulated depreciation and amortization	(98,289)
	$ 97,462

Depreciation and amortization of $8,306 is included as part of other expenses.

Note 4 - Income Taxes:

The Company has elected to be treated as an "S" corporation for Federal and State income tax purposes. As a result, taxes on the corporation's earnings are not provided as they are the responsibility of the Company's owners.

Note 5 - Net Capital Requirements:

As a member of the National Association of Securities Dealers, Inc. the Company is subject to the net capital rule adopted and administered by the Association. The rule prohibits a member from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. As of December 31, 2006, the corporation's ratio of aggregate indebtedness to net capital was .18 to 1 and its net capital was $218,043 compared with a net capital requirement of $5,000.

Note 6 - Commitments and contingencies:

The company is committed to a lease of an office building which is owned by the Company's shareholders through December 2015. Minimum payments under the lease are as follows:

2007	$ 48,000
2008	48,000
2009	48,000
2010	48,000
Thereafter	192,000
	$ 384,000

The Company also incurred $19,882 of rent expense during 2006 for its 44 Strawberry Hill, Connecticut office space which was also owned by the Company's shareholders.

Total rent expense of $77,882 is included in office and other expenses.

Note 7 - Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2006, the Company provided services to two major customers, resulting in revenues of approximately 12% and 10% of the Company's total revenues.

Note 8 - Off-Balance Sheet Risk:

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $50,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SCHEDULE I

WESTROCK CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Total stockholders' equity from statement of financial condition	$397,042
Deductions and/or Charges:	
Total non-allowable assets from statement of financial condition	(108,382)
Haircuts on firm investments including undue concentration	(70,617)
Net Capital	$218,043

Minimum net capital required on aggregate indebtedness	$ 2,681
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$ 5,000
Net capital requirement (greater of the above)	$ 5,000
Excess net capital	$213,043
Excess net capital at 1000%	$214,021

Total A.I. liabilities from statement of financial condition	$ 40,219
Ratio: Aggregate indebtedness to net capital	.18 to 1

SCHEDULE II

WESTROCK CAPITAL MANAGEMENT, INC.
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2006

An exemption from Rule 15c3-3 is claimed based on the exemptive provision (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

RECONCILIATION OF NET CAPITAL RULE 15c3-1
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2006

There were no material adjustments from the initial fourth quarter Focus Part IIA report as filed.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



Board of Directors
Westrock Capital Management, Inc.:

In planning and performing our audit of the financial statements of Westrock Capital Management, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 1, 2007

END